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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Double Eagle Petroleum Co.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

258570209

(CUSIP Number)

Stephen H. Hollis
777 Overland Trail
Casper, Wyoming 82601
(307) 237-9330

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 258570209

1.	Name of Reporting Person: Stephen H. Hollis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 720,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 720,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 720,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.4%

14.	Type of Reporting Person (See Instructions): IN

Item 1.     Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of Double Eagle Petroleum Co. (“Double Eagle”), par value $0.10. The address of the principal executive officers of Double Eagle is 777 Overland Trail, Casper, Wyoming, 82601.

Item 2.     Identity and Background.

(a)	Name of person filing:

Stephen H. Hollis

(b)	Residence or Business Address:

777 Overland Trail Casper, WY 82601

(c)	Principal occupation:

Mr. Hollis is the Chief Executive Officer, President, and Director of Double Eagle.

(d)	Criminal proceedings:

During the last five years, Mr. Hollis has not been convicted in any criminal proceeding.

(e)	Civil Proceedings:

During the last five years, Mr. Hollis has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State Securities laws or finding any violation with respect to such laws.

(f)	Citizenship or Place of Organization:

United States

Item 3.     Source and Amount of Funds or Other Consideration.

     Mr. Hollis owns 51% of Hollis Oil & Gas Company. On May 26, 1995, Hollis Oil & Gas Company sold certain proved oil and gas leases and overriding royalties to Double Eagle in exchange for $71,300 in cash and 350,000 shares of Double Eagle’s common stock.

     As previously reported, Mr. Hollis is Chief Executive Officer, President, and Director of Double Eagle. Mr. Hollis, prior to May 26, 1995, was granted, on January 19, 1995, options to purchase 70,000 shares of Double Eagle’s common stock, had acquired 52,400 shares of common stock with personal funds, and was granted, on January 19, 1994, options to purchase 50,000 shares of common stock. On January 22, 1996, in connection with his employment, Mr. Hollis was granted options to purchase 50,000 shares of Double Eagle’s common stock.

     In connection with his employment and pursuant to Double Eagle’s compensation plans, Mr. Hollis was granted the following options: (i) on January 20, 1999, options to purchase 50,000 shares of common stock; (ii) on January 26, 2000, options to purchase 50,000 shares of common stock; (iii) on January 25, 2001, options to purchase 50,000 shares of common stock; (iv) on January 24, 2002, options to purchase 25,000 shares of common stock; (v) on February 4, 2003, options to purchase 12,000 shares of common stock; and (vi) on March 23, 2004, options to purchase 35,000 shares of common stock, 20% of which became exercisable on March 23, 2005, and 20% of which become exercisable on each of March 23, 2006, 2007, 2008, and 2009. In addition, in connection with his employment Mr. Hollis was granted 36,500 shares of common stock on January 16, 2002.

     On December 17, 1997, Mr. Hollis acquired 23,000 shares of Double Eagle’s common stock and warrants to acquire 23,000 shares of common stock with personal funds. Mr. Hollis exercised the warrant to acquire 23,000 shares of common stock on December 11, 2001.

     On January 19, 1998, Mr. Hollis exchanged 30,000 shares of Double Eagle’s common stock for the cashless exercise of an option to purchase 70,000 shares of common stock.

     On February 24, 2000, Mr. Hollis exercised an option to acquire 50,000 shares of Double Eagle’s common stock. Mr. Hollis used personal funds for the payment of the exercise price.

     On January 19, 2001, Mr. Hollis exchanged 18,919 shares of Double Eagle’s common stock for the cashless exercise of an option to purchase 50,000 shares of common stock.

     On December 6, 2001 Mr. Hollis acquired 2,100 shares of Double Eagle’s common stock with personal funds.

     On August 9, 2002, Mr. Hollis acquired 2,000 shares of Double Eagle’s common stock with personal funds.

     On January 24, 2003, Mr. Hollis exercised an option to purchase 50,000 shares of Double Eagle’s common stock. Mr. Hollis used personal funds for the payment of the exercise price.

     On January 16, 2004, Mr. Hollis exercised an option to purchase 50,000 shares of Double Eagle’s common stock. Mr. Hollis used personal funds for the payment of the exercise price.

     On January 20, 2005, Mr. Hollis exercised an option to purchase 25,000 shares of Double Eagle’s common stock. Mr. Hollis used personal funds for the payment of the exercise price.

Item 4.     Purpose of the Transaction.

     Mr. Hollis does not have any plans or proposals that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.     Interests in Securities of the Issuer.

(a)	As of June 3, 2005, Mr. Hollis owned of record 351,200 shares of Double Eagle’s common stock. In addition, Mr. Hollis owned of record options to purchase 19,000 shares of Double Eagle’s common stock. Hollis Oil & Gas Co. owned of record 350,000 shares of Double Eagle’s common stock. Accordingly, at June 3, 2005, Mr. Hollis beneficially owned 720,200 shares, which represented 8.4% of the class.

(b)	As of June 1, 2005, Mr. Hollis had the sole power to vote and dispose of 720,200 shares.

(c)	None.

(d)	Rights with respect to dividends or sales proceeds:

N/A

(e)	Date of cessation of five percent beneficial ownership:

N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than as is described in this Schedule 13D, there is no contract, arrangement, understanding, or relationship between Mr. Hollis and any third party with respect to the securities of Double Eagle.

Item 7.      Material to be Filed as Exhibits.

N/A

SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: June 3, 2005	/s/ Stephen H. Hollis
Stephen H. Hollis, Individually